United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April 2021 Vale S.A. Praia de Botafogo nº 186, 18º andar, Botafogo 22250-145 Rio de Janeiro, RJ, Brazil (Address of principal executive office) (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One) Form 20-F X Form 40-F ___ (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) (Check One) Yes No X (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) (Check One) Yes No X (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) (Check One) Yes No X (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Notice to shareholders Vale SA (“Vale” or “Company”) communicates to its shareholders, pursuant to Circular Letter/CVM/SEP/Nº01/2021, that it received, on this date, from the shareholders CAPITAL WORLD GROWTH AND INCOME FUND, EUROPACIFIC GROWTH FUND , NEW PERSPECTIVE FUND, THE INCOME FUND OF AMERICA, NEW WORLD FUND, INC., CAPITAL INCOME BUILDER, INTERNATIONAL GROWTH AND INCOME FUND, CAPITAL GROUP GLOBAL EQUITY FUND (AU) and EMERGING MARKETS EQUITY FUND, holders of shares representing more than 5% of the Company's voting capital (based on the most recent information available), requirement to adopt the cumulative voting process in the election of the members of the Board of Directors at the Annual and Extraordinary General Meetings of Shareholders to be held on April 30th, 2021 (“AGOE”). In addition, shareholders with 81,318,470 shares, representing 1.5% of the Company's voting capital, required the adoption of the cumulative voting process in absentee ballots sent by the depositary agent to the Company, according to the synthetic map disclosed on April 26th, 2021 and available here. Accordingly, the cumulative voting process will be adopted for the election of the members of the Company's Board of Directors at the AGOE. For more information on participation by virtual access at the time of the Meeting, refer to instructions in the 2021 Proxy Statement, available here. The Company will keep its shareholders informed on the matter related to this Notice to Shareholders. Rio de Janeiro, April 27th, 2021. Luciano Siani Pires Executive Officer of Investor Relations Ever since the COVID-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online. For further information, please contact: Vale.Ri@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: April 27th, 2021 Vale S.A. (Registrant) By: /s/ Ivan Fadel Head of Investor Relations